EXHIBIT 99.2

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting: The Notice & Proxy Statement and the Annual Report are available at http://ir.farmmi.com.cn/.

FARMMI, INC. Extraordinary General Meeting of Shareholders September 21, 2023 10:00 A.M., Beijing Time (10:00 P.M., Eastern Time, on September 20, 2023)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FARMMI, INC.

The undersigned shareholder(s) of Farmmi, Inc. (the “Company”), hereby appoint(s) Yefang Zhang as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Extraordinary General Meeting of shareholders of the Company to be held on September 21, 2023, at 10:00 A.M., Beijing Time (10:00 P.M., Eastern Time, on September 20, 2023), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be signed on reverse side

FARMMI, INC.

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 8:00 P.M., Eastern Time, on September 20, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL:

Please email your signed proxy card to Anna Kotlova at akotlova@bizsolaconsulting.com.

VOTE BY FAX

Please fax your signed proxy card to 1.727.269.5616.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Anna Kotlova, Transhare Corporation, Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater FL 33764.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR Proposals 1, 2 and 3.

FOR	AGAINST	ABSTAIN

1.

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT with immediate effect upon passing, every eight (8) issued and unissued shares of the Company of par or nominal value of US$0.025 each be consolidated into one share of a par or nominal value of US$0.20 each (the “Share Consolidation”) so that following the Share Consolidation the authorised share capital of the Company will be amended from US$2,500,000 divided into 100,000,000 Ordinary Shares of a par or nominal value of US$0.025 each to US$2,500,000 divided into 12,500,000 Ordinary Shares of a nominal or par value of US$0.20 each.

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2.

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, immediately following the Share Consolidation, the authorised share capital of the Company be increased from (i) US$2,500,000 divided into 12,500,000 ordinary shares of US$0.20 nominal or par value each, to (ii) US$100,000,000 divided into 500,000,000 ordinary shares of US$0.20 nominal or par value each, by the creation of an additional 487,500,000 ordinary shares of US$0.20 nominal or par value each.

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3.	Such other business as may properly come before the meeting or any adjournment thereof.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

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